Exhibit 99.1

Mobileye Announces Publication of Notice of Annual General Meeting

JERUSALEM, Israel – June 2, 2016 – (NYSE: MBLY) – Mobileye N.V., the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced the details relating to its 2016 Annual General Meeting.

The Company will hold its 2016 Annual General Meeting in Amsterdam on June 29, 2016. Shareholders of record of the Company’s ordinary shares outstanding at the close of business in New York on June 1, 2016 will be entitled to attend and vote at the Annual General Meeting.

The Notice of and Agenda for the 2016 Annual General Meeting (the “AGM Notice”) will be filed with the U.S. Securities and Exchange Commission on a Form 6-K and published on the Company’s website. The AGM Notice contains the draft Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2015. The Company has previously filed its Annual Report on Form 20-F, which includes its audited financial statements for the year ended December 31, 2015 prepared in accordance with U.S. generally accepted accounting principles.

A hard copy of the Company’s AGM Notice may be obtained free of charge by contacting us at agm2016@mobileye.com and providing your shareholder identification number.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye's products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. Our products are or will be integrated into car models from 25 global automakers. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as "believes," "intends," "expects," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on Mobileye's current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in Mobileye's filings with

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the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015. Mobileye does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Dan Galves

CCO / SVP

dan.galves@mobileye.com

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